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                          February 24, 2023

       Manuel Senderos Fern  ndez
       Chief Executive Officer
       AgileThought, Inc.
       222 W. Las Colinas Blvd. Suite 1650E
       Irving, Texas 75039

                                                        Re: AgileThought, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 17,
2023
                                                            File No. 333-269841

       Dear Manuel Senderos Fern  ndez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jennifer J. Carlson